UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Novan, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

66988N106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 66988N106	Page 2 of 7

(1)	Names of reporting persons Nathan Stasko, Ph.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of	(5) Sole voting power 77,083 (1)
shares beneficially owned by	(6) Shared voting power 823,833 (2)
each reporting person	(7) Sole dispositive power 77,083 (1)
with:	(8) Shared dispositive power 823,833 (2)
(9)	Aggregate amount beneficially owned by each reporting person 900,916
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.7% (3)
(12)	Type of reporting person (see instructions) IN

(1)	Includes options to purchase 77,083 shares of common stock exercisable within 60 days of December 31, 2016.

(2)

Includes 823,833 shares held by The Stasko Living Trust with respect to which Dr. Stasko and Jeanie Stasko serve as co-trustees and each has the power to vote and dispose of the shares held by the trust.

(3)	Based upon 15,938,659 shares of common stock outstanding as of November 10, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 14, 2016.

SCHEDULE 13G

CUSIP No. 66988N106	Page 3 of 7

(1)	Names of reporting persons Jeanie Stasko
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of	(5) Sole voting power - 0 -
shares beneficially owned by	(6) Shared voting power 823,833 (1)
each reporting person	(7) Sole dispositive power - 0 -
with:	(8) Shared dispositive power 823,833 (1)
(9)	Aggregate amount beneficially owned by each reporting person 823,833
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.2% (2)
(12)	Type of reporting person (see instructions) IN

(1)

Includes 823,833 shares held by The Stasko Living Trust with respect to which Dr. Stasko and Jeanie Stasko serve as co-trustees and each has the power to vote and dispose of the shares held by the trust.

(2)	Based upon 15,938,659 shares of common stock outstanding as of November 10, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 14, 2016.

Item 1.

(a)	Name of Issuer:

Novan, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4105 Hopson Road, Morrisville, North Carolina 27560

Item 2

(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

1.	Nathan Stasko, Ph.D.; and
2.	Jeanie Stasko.
(b)	Address of Principal Business Office or, if none, Residence:

The address of each Reporting Person is c/o Novan, Inc., 4105 Hopson Road, Morrisville, North Carolina 27560

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value (“Common Stock”)

(e)	CUSIP Number:

66988N106

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)-(c)

The ownership information presented below represents beneficial ownership of shares of Common Stock of the Issuer as of December 31, 2016, based upon 15,938,659 shares of common stock outstanding as of November 10, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 14, 2016.

Dr. and Mrs. Stasko are co-trustees and have shared dispositive and voting power with respect to 823,833 shares of Common Stock directly held by The Stasko Living Trust. In addition, Dr. Stasko has sole dispositive and voting power with respect to his right to acquire 77,083 shares of Common Stock within 60 days of December 31, 2016 pursuant to the exercise of stock options. The beneficial ownership percentages for Dr. and Mrs. Stasko are set forth on their respective cover pages of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

Nathan stasko, Ph.D.

/s/ Nathan Stasko, Ph.D.
Nathan Stasko, Ph.D.

Jeanie stasko

/s/ Jeanie Stasko
Jeanie Stasko

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.